Free Writing Prospectus	Filed pursuant to Rule 433 under the Securities Act
(To the Preliminary Prospectus	Registration Statement No. 333-209236 and
Supplement dated June 13, 2016)	333-209236-01 through 333-209236-14

$700,000,000 6.750% Senior Notes due 2036

Term Sheet

June 13, 2016

Issuer:	L Brands, Inc.

Offering Size:	$700,000,000 aggregate principal amount

Title of Securities:	6.750% Senior Notes due 2036

Maturity:	July 1, 2036

Offering Price:	100.000%

Coupon	6.750%

Yield to Maturity:	6.750%

Interest Payment Dates:	January 1 and July 1, commencing January 1, 2017

Record Dates:	June 15 and December 15

Optional Redemption:	Make-whole call at T+50 bps at any time

Equity Clawback:	Up to 35% at 106.750% prior to July 1, 2019

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc. J.P. Morgan Securities LLC

Senior Co-Managers:	Mizuho Securities USA Inc. HSBC Securities (USA) Inc. Wells Fargo Securities, LLC

Co-Managers:	KeyBanc Capital Markets Inc. Mitsubishi UFJ Securities (USA), Inc. U.S. Bancorp Investments, Inc. Fifth Third Securities, Inc. PNC Capital Markets LLC Santander Investment Securities Inc.

Trade Date:	June 13, 2016

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Settlement Date:	June 16, 2016 (T + 3)

Distribution:	Registered Offering

Net Proceeds:	We intend to use the net proceeds of the offering, after deducting underwriting discounts and commission and estimated offering expenses, for the redemption of our 6.900% notes due 2017 and for general corporate purposes.

CUSIP Number:	501797 AM6

ISIN Number:	US501797AM65

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting the Next-Generation EDGAR System on the SEC web site at www.sec.gov. Alternatively, the Issuer or any underwriter will arrange to send you the prospectus if you request it by calling any of the Joint Book-Running Managers at the numbers below:

Merrill Lynch, Pierce, Fenner & Smith
Incorporated	800-294-1322 (toll free)

Citigroup Global Markets Inc.	212-723-6020 (call collect)

J.P. Morgan Securities LLC	800-221-1037 (toll free)

The information in this communication supplements the information in the preliminary prospectus supplement and supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with such information. Before you invest, you should read the preliminary prospectus supplement (including the documents incorporated by reference therein) for more information concerning the Issuer and the Notes.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.

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